SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Precheck Health Services, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

63903H108

(CUSIP Number)

William R. Kruse

1340 S. Main Street, Suite 300

Grapevine, TX 76051

817-865-1000 ext. 5

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

May 21, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 63903H108

1	Name of Reporting Persons: William R. Kruse I.R.S. Identification No. of Above Persons (entities only) NA
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA

Number of shares beneficially owned by each reporting person with:	7	Sole Voting Power 1,125,368
	8	Shared Voting Power 105,200
	9	Sole Dispositive Power 1,125,368
	10	Shared Dispositive Power 105,200

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,230,568
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.9%
14	Type of Reporting Person IN

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Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.0001 per share, of Precheck Health Services, Inc., a Florida corporation (the “Issuer”). The address of the Issuer’s principal office is 305 W. Woodard Street, Suite 221, Denison TX 75020.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed on behalf of William R. Kruse.

(b)	Mr. Kruse’s address is 1340 S. Main Street, Suite 300, Grapevine, TX 76051.

(c)	Mr. Kruse’s principal occupation is a private investor.

(d)	The Reporting Person has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Kruse is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On May 21, 2019, the Issuer entered into a loan agreement dated May 20, 2019, with Oakwood Bank, pursuant to which Oakwood Bank granted the Issuer a $1,250,000 revolving credit facility for which the Issuer issued its note due May 19, 2020 in the principal amount of $1,250,000. Payment of the Issuer’s obligations to Oakwood Bank pursuant to the loan documents was jointly and severally guaranteed by William R. Kruse and Carlos A. Gonzalez, an unrelated party. Pursuant to an agreement between the Issuer and Mr. Kruse, Mr. Gonzalez and Zima World Holdings Corp., in consideration for the guaranty by Mr. Kruse of the Issuer’s obligations under the loan documents, the Issuer issued 500,000 shares of common stock to Mr. Kruse.

On April 8, 2019, the Issuer sold to Mr. Kruse for $100,000, 125,000 shares of common stock and three-year warrants to purchase 125,000 shares of common stock at an exercise price of $1.00 per share. The purchase price was paid by the satisfaction of a $64,000 advance previously made by Mr. Kruse to the Issuer and $36,000 from the original issuance discount of a convertible note which he purchased from the Issuer in October 2018 in the principal amount of $216,000. The note is convertible into common stock at the purchase price of the conversion securities in the next financing. Since the conversion price is based on a future financing, the terms of which are not knows, Mr. Kruse cannot determine the number of shares of common stock issuable upon conversion of the convertible note.

Item 4. Purpose of Transaction

The 500,000 shares were issued to Mr. Kruse in consideration of his guarantee of the Issuer’s obligations to Oakwood Bank.

The 125,000 shares of common stock and the warrants to purchase 125,000 shares of common stock were issued in satisfaction of obligations by the Issuer to Mr. Kruse as described in Item 3.

Mr. Kruse has no specific plan or purpose which relates to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.  Mr. Kruse may from time to time make additional purchases of the Issuer’s common stock or dispose of some or all of the shares of the Issuer’s common stock presently owned by them.  Mr. Kruse may acquire shares of common stock on conversion of his convertible note.

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Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof:

(i) Mr. Kruse owns 1,000,368 shares of common stock in his own name and warrants to purchase 125,000 shares of common stock at an exercise price of $1.00 per share.  Mr. Kruse and his wife, Deborah Kruse, own 105,200 shares of common stock as joint tenants with rights of survivorship.  Mr. Kruse beneficially owns 1,230,568 shares of common stock, which include 125,000 shares issuable upon exercise of warrants, representing 7.9% of the Issuer’s outstanding common stock, based on 15,530,417 shares of common stock outstanding on the date of this schedule and the 125,000 shares of common stock issuable upon exercise of warrants.

(b)	Mr. Kruse has the sole right to vote the 1,000,368 shares of common stock owned by him and joint right with his wife to vote the 105,200 shares owned by Mr. Kruse and his wife as joint tenants with right of survivorship.

(c)	Other than as reported in this Schedule 13D, the Reporting Person has not effected any transactions involving the common stock in the 60 days prior to filing this Schedule 13D.

(d)	No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contract, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

None

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Signatures

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2019	By:	/s/ William R. Kruse
William R. Kruse

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